

David H. Nguyen, Ph.D. · 3rd

Co-Founder & CEO at BrainScanology, Inc.

Berkeley, California, United States · 500+ connections ·

Contact info

 **Berkeley SkyDeck**

 **University of Californ**
Berkeley

Experience



Member
Berkeley SkyDeck · Apprenticeship
Oct 2020 – Present · 3 mos

HotDesk Incubator at Berkeley SkyDeck

Co-Founder & CEO
BrainScanology
Nov 2019 – Present · 1 yr 2 mos
Berkeley, California, United States

Analyzing brain MRIs to inform people of their probability of bipolar disorder, dementia, Alzheimer's, and ADHD.

  **BrainScanology**

Founder
Next Level Prep · Self-employed
Sep 2019 – Present · 1 yr 4 mos

Walnut Creek, California, United States

Self-Paced, Online Career Skills Courses. 1-on-1 workshops on biomedical research and data science for high school and college students.

 Next Level Prep

 Next Level Prep

Chair

Environmental & Medical Fallout Task Force - Aliso Canyon Gas Blowout

Jun 2018 – Present · 2 yrs 7 mos

Lead a group of scientists and physicians studying health problems of 80,000 natural gas poisoning victims in the San Fernando Valley of California.

 CANCER inCYTES Magazine | TASK...

Fellow

FORM+FUND Tech Startup Program @Berkeley · Apprenticeship

Feb 2020 – Apr 2020 · 3 mos

Berkeley, California

Preparing to Apply to Startup Incubators

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Education



University of California, Berkeley

Ph.D., Endocrinology

2006 – 2011



University of California, Berkeley

Bachelor of Arts (B.A.), Molecular & Cell Biology

2001 – 2005

Skills & endorsements

Cell Biology · 41

Endorsed by **Curt Balch, who is highly skilled at**   Endorsed by **6 of David's colleagues at B**

 this  Lab

Immunohistochemistry · 18

 Endorsed by **2 of David's colleagues at Berkeley Lab**

Microscopy · 17

 Endorsed by **Ignacio Fernandez-Garcia, who is highly skilled at this**

 Endorsed by **2 of David's colleagues at University of California, Berkeley**

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